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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 6-K/A
                                 AMENDMENT No. 1

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2002

                                   Enodis plc

                     Washington House, 40-41 Conduit Street
                         London, W1S 2YQ, United Kingdom
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F:      X                  Form 40-F:
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         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes:                        No:      X
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         On June 18, 2002 Enodis plc distributed the following press release.

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Enodis plc
18 June 2002

                           Enodis Investor Conference

Enodis plc, a world leading food service equipment manufacturer, is today hosting a site visit at its VentMaster, Rochester, UK facility for a small group of investors. At the meeting, the Company's senior management will discuss the Group's global operations, market position and opportunities.

No material new information will be disclosed during the meeting.

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including the Company's substantial debt obligations and restrictive covenants; susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realize cost savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form F-4 registration statement (and any amendments to it) filed with the SEC.

Enquiries:
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Enodis plc                          011 44 20 7304 6006
Andrew Allner                       Chief Executive Officer

Financial Dynamics                  011 44 20 7269 7291
Richard Mountain

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ENODIS PLC

June 26, 2002                      By:      /s/  W. David Wrench
                                       -----------------------------------------
                                       Name:     W. David Wrench
                                       Title:    Chief Financial Officer